November 2, 2023

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust
File Nos. 333-255575 and 811-23659

Dear Mr. Worthington:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on September 29, 2023, regarding post-effective amendments to the Trust’s Registration Statement on Form N-1A (the “B Filings”),which were filed with the U.S. Securities and Exchange Commission (“SEC”) on June 2, 2023in relation to completing the registration of three new series of the Trust (each a “Fund”, and collectively, the “Funds”) set forth below:

•	WisdomTree Siegel Longevity Digital Fund
•	WisdomTree Siegel Global Equity Digital Fund
•	WisdomTree Siegel Moderate Digital Fund (together with the WisdomTree Siegel Longevity Digital Fund, and WisdomTree Siegel Global Equity Digital Fund, each a “Siegel Fund” and together, the “Siegel Funds”)

The Staff’s comments (which include comments to draft prospectuses and SAIs provided to the Staff via e-mail) and the Trust’s responses are set forth below. Although the Funds are currently effective, the Funds have not commenced operations and will be changing their objective (among other changes) pursuant to 485(a) filings. Any text citation refers to text that will be included in 485(a) filings, which will be filed via EDGAR. Capitalized terms used, but not defined herein have the same meaning given to them in the A Filings.

Global Comments

1.	Comment: To the extent applicable, please apply comments given to the WisdomTree Sigel Longevity Digital Fund to other Siegel Funds.

Response: The Registrant confirms that, as applicable, global comments have been incorporated into the amended filings.

WisdomTree Digital Management, Inc.

2.	Comment: Please confirm supplementally that the Registrant will change the names of the Siegel Funds if Dr. Siegel is no longer involved with WisdomTree or if the Adviser no longer takes into account his economic research and insights.

Response: The Registrant confirms that if Dr. Siegel becomes no longer associated with the Adviser as an economic consultant, Dr. Siegel’s name will be removed from the names of the Siegel Funds.

WisdomTree Longevity Digital Fund

Summary Prospectus – Principal Investment Strategies of the Fund

3.	Comment: The first paragraph of the section entitled “Principal Investment Strategies of the Fund,” states:

Professor Siegel’s most widely read work, Stocks for the Long Run, provided investors with a paradigm for investing and building wealth in the 21st century. Professor Siegel has written and lectured extensively about the economy and financial markets, and Professor Siegel is a regular contributor to the financial news media providing his views on such matters.

Please delete this language as it is not particularly relevant to the Fund’s strategy, or revise to explain how Dr. Siegel’s research specifically ties to the longevity focus strategy utilized by the Adviser.

Response: The Registrant confirms that it has deleted the referenced language as requested by the Staff.

4.	Comment: The second paragraph of the section entitled “Principal Investment Strategies of the Fund,” states:

The Fund’s asset allocation approach, leveraging the Siegel Insights and Research, is designed to challenge the more traditional 60/40 allocation (i.e., 60% equities/40% fixed income) by focusing on attributes designed for increased longevity to reflect that people are generally living longer.

Please explain what the referenced “attributes” are and how such attributes affect the Adviser’s determination of the Fund’s asset allocation. Are these attributes of a particular equity or fixed income mix, or attributes of individual issuers?

Response: The Registrant has removed the word “attributes” and revised the disclosure to make clear that the focus is instead on a greater allocation to equities. The reference disclosure now states as follows:

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The Fund’s asset allocation approach, leveraging the Siegel Insights and Research, is designed to challenge the more traditional 60/40 allocation (i.e., 60% equities/40% fixed income) by weighting the allocation more toward equities. This approach seeks to improve the potential for outperformance over a longer time horizon (i.e., greater than ten years) in order to address increased longevity as people are generally living longer.

5.	Comment: The second paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

Accordingly, under normal circumstances, the Fund provides a greater than 60% allocation to equity investments (including U.S. and international, and may include emerging markets), which exhibit higher dividend yields, in seeking to outperform the market by achieving higher income generation and/or lower valuation ratios ( a valuation ratio helps in assessing whether a particular company or companies may be undervalued when comparing the value of such company or companies with a fundamental financial metric, such as company earnings (price-to-earnings), book value (price-to-book), sales (price-to-sales) or cash flow (price-to-cash flow)). Accordingly, the Adviser seeks to include such undervalued companies in its asset allocation process.

Please explain how the Fund’s longevity strategy affects the Adviser’s analysis of “undervalued companies” in its asset allocation process and the relative weight given to any of “financial metric[s].”

Response: The Registrant has revised the disclosure to make clear that the longevity focus is addressed through the greater allocation to equities, not through a specific financial metric nor inclusion of undervalued companies. The reference disclosure now states as follows:

Accordingly, under normal circumstances, the Fund provides a greater than 60% allocation to equity investments (including U.S. and international, and may include emerging markets). In addition, in generally seeking higher income generation and market outperformance potential, the allocation to equities also focuses on including equities that exhibit higher dividend yields and/or lower valuation ratios (a valuation ratio helps in assessing whether a particular company or companies may be undervalued when comparing the value of such company or companies with a fundamental financial metric, such as company earnings (price-to-earnings), book value (price-to-book), sales (price-to-sales) or cash flow (price-to-cash flow)).

6.	Comment: The second paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

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With respect to its investment in fixed income securities, the Fund may invest in domestic or foreign securities, corporate or sovereign, and of any quality, maturity or duration.

Please consider adding appropriate principal risks associated with “corporate or sovereign” securities.

Response: The Registrant has removed the reference to sovereign debt securities as the Fund will not have exposure to such securities as part of its principal investment strategies. With respect to the corporate debt securities, the Registrant has added the following additional fixed income related risk language in the section entitled “Principal Risks of Investing in the Fund”:

Income Risk. The Fund is subject to the risk that its income will decline because of falling interest rates. Income risk is generally high for short-term bond funds, so investors should expect the Fund’s income to fluctuate.

Interest Rate Risk. Interest rate risk is the risk that fixed income securities will decline in value because of an increase in interest rates and changes to other factors, such as perception of an issuer’s creditworthiness. Funds with higher durations generally are subject to greater interest rate risk. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.

Issuer Credit Risk. The financial condition of an issuer of a debt security or other instrument may cause such issuer to default, become unable to pay interest or principal due or otherwise fail to honor its obligations or cause such issuer to be perceived (whether by market participants, rating agencies, pricing services or otherwise) as being in such situations. The value of an investment in the Fund may change quickly and without warning in response to issuer defaults, changes in the credit ratings of the Fund’s portfolio investments and/or perceptions related thereto.

7.	Comment: The third paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

The ETFs in which the Fund invests shall be referred to as the “Underlying Funds.” Since the strategies of a significant portion of the ETFs made available by WisdomTree Asset Management, Inc. (“WisdomTree ETFs”), an affiliate of the Adviser, track indexes or have strategies that are grounded in the Siegel Insights and Research, it is anticipated that a significant portion of the Underlying Funds (i.e., greater than 50% of the allocation) will include WisdomTree ETFs.

Please change the phrase “are grounded in” to “incorporate.”

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Response: The Registrant has changed the phrase from “are grounded in” to “are consistent with” as it believes that is more accurate than using the word “incorporate.”

8.	Comment: The third paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

Asset allocations may fluctuate over time and may occur with different frequencies.

Please clarify the statement to explain that the Adviser may change the allocation to Underlying Funds in its discretion. Also, please add disclosure separately to explain how the Adviser determines the equity-fixed income allocations at any particular time.

Response: The Registrant confirms that it has made such changes as requested by the Staff, and the reference disclosure now states:

Asset allocations may fluctuate over time and may occur with different frequencies and the Adviser may change the asset class allocations, Underlying Funds or the target weightings in the Underlying Funds in its discretion and without notice to, or approval by, shareholders, although it is anticipated that the Fund will have less overweight to equities to the extent the Adviser views the equity markets as being less favorable for outperformance.

The Registrant also refers the Staff to the additional disclosure added in response to comments 4 and 5 above.

9.	Comment: The last paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

WisdomTree currently uses Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to define equity securities within a sector.

Please supplementally confirm that the Fund will not concentrate in a particular industry and that when running the concentration test, the Fund will look through the Underlying Funds.

Response: The Registrant confirms that the Fund will not concentrate in a particular industry and has removed such language. Although the Registrant is not aware of any written SEC or Staff requirement to look through to an Underlying Fund’s holdings when determining compliance with a fund’s industry concentration limit, the Registrant confirms that the Fund will monitor the holdings in the WisdomTree ETFs to ensure compliance when determining industry concentration and, as part of such monitoring, the Fund will treat investments in the WisdomTree ETFs as if held directly by the Fund for purposes of determining industry concentration.

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Summary Prospectus – Principal Risks of Investing in the Fund

10.	Comment: With regards to the disclosure “Underlying Fund Risk” in the section entitled “Principal Risks of Investing in the Fund,” please explain potential conflict of interest with respect to the fact that the Fund will be investing primarily in Underlying Funds that are affiliated with the Adviser. Also, please add disclosure that states to the effect that not withstanding such conflicts, the Adviser has a fiduciary duty to the Fund and must act in the best interest of the Fund.

Response: In response to the request regarding the potential conflicts of interest, the Registrant has inserted the below disclosure into the section entitled “Principal Risks of Investing in the Fund.”

Conflicts of Interest Relating to Investment in Affiliated Funds Risk. The Fund’s asset allocation is constructed by the Fund’s Adviser and implemented by the Sub-Adviser and Underlying Funds are expected to consist primarily of Underlying Funds managed by an affiliate of the Adviser unless there is no such ETF that is consistent with the desired asset allocation within the Fund’s strategy. As a result, the Adviser is subject to a potential conflict of interest in doing so because the Adviser is affiliated with the investment manager to such Underlying Funds and the advisory fees paid by such Underlying Funds managed by the affiliated investment manager may be higher than fees paid by other funds managed by unaffiliated investment managers. Further, the Adviser and Sub-Adviser have an incentive to allocate investments to the WisdomTree ETFs in order to generate additional fees for themselves or their affiliate.

Additionally, the Registrant has inserted the below sentence into the introductory paragraph of the same section.

Because the Fund invests primarily in Underlying Funds, the Fund is subject to the risks associated with the Underlying Funds in which it invests.

With respect to the request regarding fiduciary duty, the Registrant respectively declines to add language that the Adviser has a fiduciary duty to the Fund and must act in the best interest of the Fund as it does not believe it is required or standard in the industry to include such language.

11.	Comment: In the section entitled “Principal Risks of Investing in the Fund,” please change the name of the disclosure “Manger Risk” to “Active Management Risk.”

Response: The Registrant confirms that it has made such change as requested by the Staff.

12.	Comment: With regards to the disclosure “Foreign Securities Risk” in the section entitled “Principal Risks of Investing in the Fund,” please include the risk associated with emerging markets’ foreign sovereign debt as it is mentioned in the strategy section.

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Response: As the Registrant, in response to Comment 6, has removed the reference to sovereign debt securities from the section entitled “Principal Investment Strategies,” the Registrant respectfully declines to make any further change in the reference risk disclosure. Additionally, in the section entitled “Additional Principal Risk Information About the Fund,” the Registrant includes disclosure named “Emerging Markets Risk” as a subset of “Foreign Securities Risk.”

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Sincerely,

/s/Ryan Louvar
Ryan Louvar, Esq.

cc:	Todd Zerega, Esq. (Perkins Coie LLP)

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